15 October 2009

Company Announcements Office
Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

FURTHER SIGNIFICANT GOLD INTERCEPTS AT PIGIPUT PROSPECT

HIGHLIGHTS

- **Step Out and Infill drilling continues to underpin confidence in 100,000oz p.a. Sulphide Expansion Study**
- **Update to Pigiput resource statement expected Q1 2010**

Allied Gold Limited (ASX:ALD) has received further high-grade gold assays from diamond drill core at the Pigiput and Pigibo gold prospects. The latest drilling and assay results continue to define the continuity of gold grade and width of mineralisation, including gold mineralisation found between the Pigiput and Pigibo prospects.

Pigiput Core Drilling

Gold assays received from seven (7) diamond core holes drilled at the Pigiput Deposit are part of an ongoing in-fill and step-out program which are to be incorporated into the A$10 million Sulphide and Oxide Expansion Studies that targets increasing total oxide and sulphide production to in excess of 200,000oz p.a. by 2012.

The best down-hole intercept in sulphide in each hole was:

- **SDH037 15.0m @ 5.80g/t Au from 83.0m**
- **SDH038 46.0m @ 1.01g/t Au from 135.0m**
- **SDH040 78.0m @ 2.25g/t Au from 150.0m**
- **SDH041 85.0m @ 3.98g/t Au from 157.0m**
- **SDH042 103.4m @ 2.07g/t Au from 144.6m**
- **SDH043 34.0m @ 2.18g/t Au from 117.0m**
- **SDH044 24.0m @ 1.38g/t Au from 220.0m**

Pigiput – Pigibo RC Drilling

Gold assays received from five (5) reverse circulation holes, drilled to define the eastern and western limits of the Pigiput and Pigibo deposits respectively, also located oxide transitional sulphide mineralisation:

Mineralised down-hole intercepts were found in 4 holes including:

- **RC1802 17m @ 1.07g/t Au from 91m**
- **RC1803 9m @ 1.71g/t Au from 80m**
- **RC1804 14m @ 1.09g/t Au from 46m**
- **RC1806 7m @ 1.69g/t Au from 62m**

OVERVIEW

Allied Gold is actively undertaking in-fill diamond core drilling at two prospect areas, Pigiput and Pigibo, centred 800 metres apart in the central part of mining lease ML136 (Figure 1). Reverse circulation drilling is also being carried out between the two (2) prospects and at Pigibo itself.

The Pigiput Deposit is currently the subject of a sulphide resource drill-out programme and PFS (as outlined in Allied Gold Ltd press release dated 15 June 2009). ML136, the mining lease on Simberi Island, is owned 100% by Allied Gold Limited. Three (3) diamond core drill rigs are dedicated to the task.


PIGIBO & PIGIPUT DEPOSIT
HOLES DRILLED &
ASSAYS RECEIVED
SEPTEMBER 2009
Simberi Island
44,000 mE
44,500 mE
0
125
250
metres
Pigibo
209,000 mN
Pigiput
Botlu South
208,500 mN
Holes Drilled
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Haul Road
5m Contours
Creeks

Figure 1 Pigibo - Pigiput Prospects - Collar locations of holes drilled prior to (grey) and since August 2009 (magenta = drilled – assays received; blue = drilled / assays awaited)

PIGIPUT RESOURCE UPGRADE

At Pigiput, core drilling is being used to in-fill and extend the drilling coverage, aiming to increase resources in sulphide, currently classified as Indicated and Inferred, to a higher category. Since start-up in mid May to end September 2009, 21 exploration diamond core holes, totalling 5,930m, have been completed. The current infill and drilling programs is scheduled for completion in early 2010.

The company is confident it will complete and increase the current resource and reserve by the end of the first quarter in 2010.

To facilitate drilling in steep terrain, the current Pigiput Sulphide Project core drilling programme is designed as sets of multiple radiating holes, drilled from 4 principal drill sites, Figure 2. The holes are designed to increase the drill hole density in areas already known to be mineralised and include drilling directions that pierce the mineralised envelopes at oblique angles to the dip and strike of the mineralised formations. The true width of a down hole intercept varies depending on the angle the hole intersects the mineralised structures.


PIGIPUT DEPOSIT HOLES DRILLED & ASSAYS RECEIVED
Oblique Section Line
44,000 mE
44,500 mE
209,000 mN
208,500 mN
0
125
250
metres
Pigiput
SDH036
SDH033
SDH043
SDH045
SDH053
SDH041
SDH048
SDH047
SDH042
SDH039
SDH038
SDH035
SDH034
SDH052
SDH046
SDH050
RC1803
RC1804
SDH030
RC1802
RC1805
SDH040
SDH037
SDH032
SDH029
SDH049
SDH044
Holes Drilled
Assays Received
Ropecon Path
Previous Drilling
Pit Outline
Creeks
5m Contours

Figure 2 Pigiput Prospect - Collar and traces of holes drilled prior to (grey) and since June Qtr 2009 (magenta = drilled – assays received; blue = drilled / assays awaited)

Drilling to date and assays results, including those reported in this release, continue to confirm the grade and extent of the mineralisation at Pigiput. Sections illustrating the relationship of core holes SDH040, SDH041 and SDH042 (Figure 2) with respect to the previous resource block model are presented below. SDH040, SDH041 and SDH042 are also illustrated with interpreted 0.5g/t and 1.0g/t cut-off mineralised zones, (Figure 4). The true width of mineralisation in SDH040, SDH041 and SDH042 is estimated to approximately the same as the respective down hole length.


200mRL
OXIDE
SULPHIDE
100mRL
0mRL
-100mRL
100m
metres
SIMBERI GOLD PROJECT
PIGIPUT DEEPS
OBLIQUE SCHEMATIC SECTION
OCTOBER 2009
Resource Category
Indicated
Inferred
208800mN
209000mN
209200mN
SDH040
SDH042
SDH041
SDH045 assays pending
SDH050 assays pending
SDH053 assays pending
SDH048 assays pending
76.0m @ 2.25 g/t Au
103.4m @ 2.07 g/t Au
85.0m @ 3.98 g/t Au
Au assay > 0.5g/t

Figure 3 Pigiput Prospect – Oblique section (looking northwest) illustrating gold intersections in core holes SDH040, SDH041 and SDH042 and current >=0.5g/t resource blocks coloured by category

At Pigiput, gold mineralisation is associated with a moderately north dipping, east-west striking structural surface that can be interpreted across the entire extent of the deposit. The surface is recognised in core holes as a zone of contorted bedding and shearing. Gold grades are generally highest at the main surface and significant mineralisation may occur in subsidiary structures above and to a lesser extent below it. The main surface, interpreted as a fault zone, also marks a change from clay-pyrite and silica-carbonate-pyrite alteration zones in the brecciated tuff and porphyry host rocks at and above it to chlorite dominated alteration below.


PIGIPUT DEPOSIT
SCHEMATIC SECTION
SW - NE THROUGH 44480mNE
OCTOBER 2009
N
100m
metres
200mRL
100mRL
0mRL
-100mRL
1.0 g/t Envelope
0.5 g/t Envelope
Au assay > 0.5g /t
78.0m @ 2.25 g/t Au
103.4m @ 2.07 g/t Au
85.0m @ 3.98 g/t Au
SDH040
SDH042
SDH041
209100mN
209200mN

Figure 4 Pigiput Prospect – Oblique Section (looking northwest) illustrating core holes SDH040, SDH041 and SDH042 with principal intersections with respect to mineralised envelopes.

A complete listing of down hole intercepts, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 1 below.

Table 1 : Pigiput Sulphide Project - >0.5 g/t Mineralised Intercepts - Reported (Sep - Oct 2009)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH037	**209005.8**	**44550.5**	**260.6**	**-90 / 360**	**0.0**	**177.7**		**0.83**		
Pigiput			loss 0.6m		50.0	73.0	23.0	1.36		OX
			loss 0.6m	***incl***	***50.0***	***57.0***	***7.0***	***2.48***		OX
			loss 0.2m	***incl***	***55.0***	***56.0***	***1.0***	***5.99***		OX
				and	***67.0***	***72.0***	***5.0***	***1.41***		OX
			loss 3.4m		83.0	98.0	15.0	5.80		OX, TR
			loss 1.1m	***incl***	***85.0***	***93.7***	***8.7***	***9.65***		OX, TR
			loss 0.5m	***incl***	***89.6***	***93.7***	***4.1***	***18.7***		TR
				incl	***90.6***	***91.6***	***1.0***	***50.9***		TR
Total core loss = -31.0m										
SDH038	**209008.8**	**44551.8**	**260.3**	**-50 / 0**	**76.5**	**368.2**		**0.77**		
Pigiput					0.0	76.5	unsampled			
					78.0	110.0	32.0	1.01		TR, SU
				incl	***96.0***	***99.0***	***3.0***	***2.29***		***SU***
					114.0	128.0	14.0	0.89		SU
				incl	***118.0***	***123.0***	***5.0***	***1.19***		***SU***
			loss 4.6m		135.0	181.0	46.0	1.01		OX, TR, SU
			loss 1.3m	***incl***	***136.0***	***143.0***	***7.0***	***1.74***		***OX***
			loss 0.9m	***and***	***166.0***	***173.0***	***7.0***	***1.72***		***OX, TR***
				incl	***169.0***	***171.0***	***2.0***	***3.66***		***TR***
					198.0	205.0	7.0	0.76		SU
					210.0	216.0	6.0	0.98		SU
			loss 5.1m		228.0	274.0	46.0	1.12		SU
				incl	***229.0***	***233.0***	***4.0***	***4.19***		***SU***
				incl	***231.0***	***233.0***	***2.0***	***5.96***		***SU***
			loss 4.3m	***and***	***241.0***	***251.0***	***10.0***	***1.46***		***SU***
			loss 1.2m	***incl***	***247.0***	***250.0***	***3.0***	***2.94***		***SU***
			loss 1.5m		279.0	296.0	17.0	0.82		SU
			loss 0.3m	***incl***	***282.0***	***292.0***	***10.0***	***1.07***		***SU***
			loss 1.4m		302.0	308.0	6.0	1.20		SU
			loss 0.2m	***incl***	***303.0***	***306.0***	***3.0***	***2.07***		***SU***
					327.0	334.0	7.0	1.30		SU
			loss 0.9m		341.0	368.8	27.8	0.75		SU
				incl	***364.0***	***368.0***	***4.0***	***1.75***		***SU***
Total core loss = -18.05m										

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH040	209204.4	44480.3	177.1	-50 / 205	89.1	350.1		0.91		
Pigiput					0.0	89.1	unsampled			
					126.0	127.0	1.0	5.90		SU
			loss 0.1m		133.0	146.0	13.0	0.80		SU
				incl	137.0	139.0	2.0	1.40		SU
			loss 8.7m		150.0	228.0	78.0	2.25		SU
			loss 8.6m	incl	156.0	219.0	63.0	2.65		SU
			loss 0.1m	incl	162.0	169.0	7.0	3.77		SU
				incl	166.0	167.0	1.0	8.64		SU
			loss 0.6m	and	179.0	183.0	4.0	7.12		SU
			loss 0.3m	incl	180.0	182.0	2.0	10.4		SU
			loss 3.9m	and	185.0	191.0	6.0	1.30		SU
				incl	193.0	195.0	2.0	3.99		SU
			loss 0.35m	and	196.0	201.0	5.0	4.50		SU
			loss 0.35m	incl	196.0	200.0	4.0	5.75		SU
				and	206.0	210.0	4.0	4.82		SU
					311.0	313.0	2.0	6.09		SU
Total core loss = -10.65m				incl	311.0	312.0	1.0	11.0		SU
SDH041	209204.1	44480.1	177.2	-73 / 225	89.0	289.0		1.86		
Pigiput					0.0	89.0	unsampled			
					101.0	106.0	5.0	0.93		SU
					141.0	144.0	3.0	2.55		SU
					150.0	153.0	3.0	1.25		SU
					157.0	242.0	85.0	3.98		SU
				incl	163.0	178.0	15.0	5.30		SU
				incl	165.0	168.0	3.0	13.0		SU
				and	171.0	177.0	6.0	5.27		SU
				incl	176.0	177.0	1.0	10.4		SU
				and	193.0	219.0	26.0	8.54		SU
				incl	204.0	206.0	2.0	10.8	15.9	SU
				and	213.0	216.0	3.0	49.8	50.8	SU
				incl	215.0	216.0	1.0	103.0	80.6	SU
Total core loss = 0m				incl	218.0	219.0	1.0	5.14		SU
SDH042	209205.3	44479.0	177.1	-55 / 223	115.0	339.0		1.11		
Pigiput					0.0	115.0	unsampled			
					131.0	138.0	7.0	1.49		SU
				incl	131.6	134.0	2.4	3.00	18.0	SU
			loss 1.9m		144.6	248.0	103.4	2.07		SU
				incl	147.2	175.0	27.8	4.38		SU
				incl	159.0	163.0	4.0	16.7	24.9	SU
				incl	161.0	162.0	1.0	43.9	43.8	SU
				and	169.0	171.0	2.0	7.32		SU
			loss 0.2m	and	177.0	187.0	10.0	1.60	14.0	SU
			loss 0.1m	and	194.0	195.0	1.0	6.91		SU
			loss 0.6m	and	202.0	220.0	18.0	1.82		SU
				incl	206.0	207.0	1.0	8.82		SU
				and	225.0	229.0	4.0	1.12		SU
Total core loss = -3.15m					260.0	264.0	4.0	1.24		SU

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH043	**209110.9**	**44299.9**	**190.2**	**-77 / 040**	**50.0**	**312.8**		**0.95**		
Pigiput					0.0	50.0	unsampled			
					117.0	151.0	34.0	2.18		SU
				incl	***117.0***	***144.0***	***27.0***	***2.51***		***SU***
				incl	***119.0***	***123.0***	***4.0***	***3.15***	***12.4***	***SU***
				and	***133.0***	***136.0***	***3.0***	***5.69***		***SU***
				and	***140.0***	***143.0***	***3.0***	***3.57***		***SU***
				and	***147.0***	***149.0***	***2.0***	***1.19***		***SU***
					155.0	199.0	44.0	1.21		SU
				incl	***158.0***	***189.0***	***31.0***	***1.42***		***SU***
				and	***194.3***	***197.0***	***2.7***	***1.13***	***12.7***	***SU***
			loss 0.8m		207.0	280.0	73.0	1.28		SU
				incl	***213.0***	***214.0***	***1.0***	***1.77***	***68.0***	***SU***
			loss 0.8m	***and***	***221.0***	***256.0***	***35.0***	***1.87***		***SU***
				incl	***232.0***	***233.0***	***1.0***	***8.64***		***SU***
				and	***242.0***	***248.0***	***6.0***	***2.60***		***SU***
				and	***264.9***	***268.2***	***3.3***	***1.95***	***21.9***	***SU***
Total core loss = -4.4m										
SDH044	**209005.4**	**44547.7**	**276.6**	**-70 / 180**	**199.0**	**268.1**		**0.57**		
Pigiput					0.0	199.0	unsampled			
			loss 0.2m		220.0	244.0	24.0	1.38		SU
				incl	***229.0***	***236.0***	***7.0***	***3.91***		***SU***
				incl	***232.0***	***234.0***	***2.0***	***9.24***		***SU***
Total core loss = -3.5m										

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 5m length. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Applying a min 2m down hole length and max 2 sequential metres for included sub-grade, supplementary cutoffs of 10.g/t, 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied. The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by ALS Laboratory Group, Townsville Qld.

Where reported, the Ag grade is average for the same metre intervals as defined by the Au intercepts. The Ag detection limit is 0.2g/t, and is derived from a 0.5g charge Aqua Regia digest, with assay via ICP AES.

PIGIPUT - PIGIBO

RC and diamond core drilling was undertaken to test the area between the Pigiput and Pigibo Prospects, beyond the western limit of the planned Pigiput pit shell (illustrated Table 1 above) and at the Pigibo Prospect itself, Figure 5 below.


PIGIBO DEPOSIT
SEPTEMBER 2009
43,500 mE
44,000 mE
0
125
250
metres
209,000 mN
208,500 mN
Pigibo
SDH051
RC1808
RC1809
RC1807
Botlu South
Holes Drilled
Assays Received
Creeks
Previous Drilling
Pit Outline
Haul Road
5m Contours

Figure 5 Pigibo Prospect - Collar and projected trace of holes RC1806 to RC1809

Assay results were received for five holes, RC1802 to RC1804, RC1806 and RC1807. These holes confirmed the presence of narrow zones of gold mineralization between the two deposits, Table 2, Table 3 and Figure 6 below. Hole RC1807, drilled beyond the known northeastern limit of the Pigibo deposit, was barren.


250RL
250RL
North
9m @
1.09g/t Au
7m @
1.26g/t Au
10m @
13m @
0.86g/t Au
RC1802
RC1804
RC1745
RC819
PIGIPUT DEPOSIT
44160mE
SCHEMATIC SECTION
OCTOBER 2009
0RL
0RL
Resource Category
Inferred
100 metres

Figure 6 Pigiput / Pigibo Prospect– Section 44160mE illustrating gold intercepts in RC1802 and RC1804

Table 2 : Pigiput - Pigibo Prospects - >0.5 g/t Au Mineralised Intercepts reported Aug - Oct 2009 (fire assays by ALS)

Hole	TIG North	TIG East	RL (m)	Dip/Azio	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1802	**208963.4**	**44160.7**	**244.5**	**-60 / 180**	**0.0**	**122.0**		**0.49**	**0**
					28.0	37.0	9.0	1.09	TR
				incl	***29.0***	***32.0***	***3.0***	***1.26***	***TR***
				and	***35.0***	***37.0***	***2.0***	***1.37***	***TR***
					73.0	80.0	7.0	1.26	OX, TR
				incl	***74.0***	***79.0***	***5.0***	***1.47***	OX, TR
					91.0	108.0	17.0	1.07	OX, TR, SU
				incl	***99.0***	***107.0***	***8.0***	***1.54***	***OX, TR***
RC1803	**209038.3**	**44081.4**	**225.3**	**-60 / 180**	**0.0**	**116.0**		**0.69**	
					25.0	28.0	3.0	1.49	SU
					50.0	54.0	4.0	1.01	SU
				incl	***52.0***	***54.0***	***2.0***	***1.35***	***SU***
					57.0	63.0	6.0	1.57	TR, SU
				incl	***59.0***	***63.0***	***4.0***	***2.00***	***TR, SU***
					80.0	89.0	9.0	1.71	TR, SU
				incl	***80.0***	***83.0***	***3.0***	***2.53***	***TR, SU***
				and	***86.0***	***88.0***	***2.0***	***2.55***	***TR***
					107.0	108.0	1.0	17.0	SU
					111.0	115.0	4.0	0.65	SU
					148.0	157.0	9.0	2.31	TR, SU
				incl	***149.0***	***152.0***	***3.0***	***3.70***	***TR, SU***
				incl	***149.0***	***150.0***	***1.0***	***7.72***	***TR, SU***
				and	***154.0***	***156.0***	***2.0***	***3.79***	***TR, SU***
					177.0	180.0	3.0	0.76	SU
					182.0	190.0	8.0	3.60	SU
				incl	***182.0***	***188.0***	***6.0***	***4.53***	***SU***
				incl	***182.0***	***184.0***	***2.0***	***10.1***	***SU***
					194.0	197.0	3.0	1.99	SU
				incl	***194.0***	***196.0***	***2.0***	***2.66***	***SU***

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 5m length. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Applying a min 2m down hole length and max 2 sequential metres for included sub-grade, supplementary cutoffs of 10.g/t, 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. The limit of detection for gold by fire assay using a 50g charge at ALS is <0.01 g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.005 g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied. The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by ALS Laboratory Group, Townsville Qld.

Table 3 : Pigiput - Pigibo Prospects - >0.5 g/t Au Mineralised Intercepts reported Aug - Oct 2009 (Au by Simberi EXLAB)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1804	**209013.9**	**44161.3**	**221.9**	**-60 / 180**	**0.0**	**200.0**		**0.29**	
					46.0	60.0	14.0	1.09	OX, TR
				incl	***52.0***	***56.0***	***4.0***	***1.97***	**OX**
					66.0	76.0	10.0	1.39	SU
				incl	***69.0***	***76.0***	***7.0***	***1.75***	**SU**
					93.0	106.0	13.0	0.86	SU
				incl	***99.0***	***101.0***	***2.0***	***1.00***	***SU***
				and	***103.0***	***105.0***	***2.0***	***1.54***	***SU***
RC1806	**208867.6**	**43898.6**	**242.1**	**-60 / 180**	**0.0**	**150.0**		**0.27**	
					62.0	69.0	7.0	1.69	OX
				incl	***64.0***	***68.0***	***4.0***	***2.34***	***OX***
					89.0	99.0	10.0	1.52	OX, TR, SU
				incl	***90.0***	***98.0***	***8.0***	***1.72***	***OX,TR, SU***
RC1807	**208957.1**	**43901.7**	**225.1**	**-60 / 180**	**0.0**	**146.0**		**0.03**	
					no significant intersections				

NOTE: Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and minimum 5m length. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cutoff. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cutoffs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied. The limit of detection for gold using Aqua Regia digest of a 100g charge at Simberi EXLAB is <0.02g/t. A sample, with a reported below detection grade, is assigned a grade of half the detection limit, in this case 0.01g/t. Duplicates, inserted for QC purposes, are not averaged. In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied. The samples were fully prepared at the company's on-site Sample Preparation Facility on Simberi Is. Analyses of the samples, along with approximately 15% inserted QAQC samples including field and pulp duplicates, blanks and commercial standards, were undertaken by Simberi EXLAB, an in-house and on-site laboratory dedicated to exploration samples.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – Chief Financial Officer
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Media Enquiries:
Simon Jemison
Collins St Media
simon@collinsstreetmedia.com.au
+61 3 9224 5319

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, has been approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited's gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the world's proven and most prospective gold jurisdictions). See diagram below.

In 2008-2009, Allied produced 72,609 ounces of gold. Studies are nearing completion on an expansion of the oxide plant from 2 Mtpa to 3 Mtpa to increase production to 100,000 oz pa. A study focused on the sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift group production towards 250,000 oz pa by 2012.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

During 2008, Allied entered into a $20 million farm-in JV with Barrick Gold on Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Ok Tedi
Wafi
Panguna
Tolukuma
Gold Ridge
Misima
Vatukoula
RING OF FIRE
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS